Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

August 31, 2018

Re:          Horizons ETF Trust I (the “Registrant”)

Request to Withdraw AW (File Nos. 811-22732 and 333-183155)

Ladies and Gentlemen:

The Registrant has determined that the AW filed on its behalf on August 30, 2018 (Accession No. 0000891092-18-006201) should be withdrawn and replaced with a revised AW. The Registrant believes that this is in its best interests and the best interest of the public. Accordingly, the Registrant hereby requests that the AW be withdrawn.

Your assistance in this matter is greatly appreciated. If you have questions or require additional information, please do not hesitate to contact Bibb L. Strench at (202) 973-2727.

Very truly yours,

By:	/s/ Bibb L. Strench
Bibb L. Strench